                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)


                         Cablevision Systems Corporation
                          -----------------------------
                                (Name of Issuer)


       Cablevision NY Group Class A Common Stock, par value $.01 per share
               --------------------------------------------------
                         (Title of Class of Securities)


             Cablevision NY Group Class A Common Stock: 12686C-10-9
               --------------------------------------------------
                                 (CUSIP Number)


                                 August 3, 2006
                           --------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON                                                        Charles F. Dolan, individually and
                                                                                         as Trustee of the Charles F. Dolan
                                                                                        2004 Grantor Retained Annuity Trust



         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                       00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                              26,557,184
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                             1,189,350
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                         26,557,184

                         10.      SHARED DISPOSITIVE POWER                                                        1,189,350

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                        27,746,534

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                         [X]*

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                       11.0%

14.        TYPE OF REPORTING PERSON                                                                                      IN

* Excludes 37,995,755 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                                            Helen A. Dolan



         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                        00- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                       0
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                            27,746,534
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                                  0

                         10.      SHARED DISPOSITIVE POWER                                                       27,746,534

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            27,746,534

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           11.0%

14.      TYPE OF REPORTING PERSON                                                                                        IN

* Excludes 37,995,755 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.         NAME OF REPORTING PERSON                                                                          James L. Dolan

                                                                                                             Not applicable

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                               1,077,188
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                                23,979
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                          1,077,188

                         10.      SHARED DISPOSITIVE POWER                                                           23,979

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             1,101,167

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            0.5%

14.      TYPE OF REPORTING PERSON                                                                                        IN

* Excludes 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                                           Thomas C. Dolan



         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                 159,621
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                                     0
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                            159,621

                         10.      SHARED DISPOSITIVE POWER                                                                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                               159,621

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           0.07%

14.      TYPE OF REPORTING PERSON                                                                                        IN

* Excludes 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                                          Patrick F. Dolan

                                                                                                             Not applicable

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                 115,813
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                                 1,228
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                            115,813

                         10.      SHARED DISPOSITIVE POWER                                                            1,228

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                               117,041

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           0.05%

14.      TYPE OF REPORTING PERSON                                                                                        IN

* Excludes 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                       Kathleen M. Dolan, individually and
                                                                                      as a Trustee of the Dolan Descendants
                                                                                      Trust, the Dolan Grandchildren Trust,
                                                                                          the Dolan Spouse Trust, the Dolan
                                                                                         Progeny Trust, the DC James Trust,
                                                                                        the DC Thomas Trust, the DC Patrick
                                                                                       Trust, the DC Kathleen Trust, the DC
                                                                                      Marianne Trust, the DC Deborah Trust,
                                                                                         the CFD Trust No. 1, the CFD Trust
                                                                                        No. 2, the CFD Trust No. 3, the CFD
                                                                                      Trust No. 4, the CFD Trust No. 5, the
                                                                                         CFD Trust No. 6, and as Trustee of
                                                                                         the Marissa Waller 1989 Trust, the
                                                                                         Charles Dolan 1989 Trust, the Ryan
                                                                                        Dolan 1989 Trust and the Tara Dolan
                                                                                                                 1989 Trust


         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                 248,889
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                            30,938,630
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                            248,889

                         10.      SHARED DISPOSITIVE POWER                                                       30,938,630

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         31,187,519

12.         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          [X]*

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                        12.2%

14.         TYPE OF REPORTING PERSON                                                                                     IN

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 33,640,594 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

 1.      NAME OF REPORTING PERSON                                                                      Marianne Dolan Weber


         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                  17,944
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                                     0
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                             17,944

                         10.      SHARED DISPOSITIVE POWER                                                                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                                17,944

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                          0.008%

14.      TYPE OF REPORTING PERSON                                                                                        IN

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                                  Deborah A. Dolan-Sweeney

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                   6,381
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                                96,048
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                              6,381

                         10.      SHARED DISPOSITIVE POWER                                                           96,048

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                               102,429

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           0.05%

14.      TYPE OF REPORTING PERSON                                                                                        IN

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                    Lawrence J. Dolan, as a Trustee of the
                                                                                         Charles F. Dolan 2001 Family Trust


         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES            7.      SOLE VOTING POWER                                                                     0
  BENEFICIALLY
  OWNED BY EACH             8.      SHARED VOTING POWER                                                           7,834,110
REPORTING PERSON
      WITH                  9.      SOLE DISPOSITIVE POWER                                                                0

                           10.      SHARED DISPOSITIVE POWER                                                      7,834,110

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             7,834,110

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            3.4%

14.      TYPE OF REPORTING PERSON                                                                                        IN

* Excludes 56,246,790 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                           David M. Dolan, as a Trustee of
                                                                                           the Charles F. Dolan 2001 Family
                                                                                                                      Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                        00- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                               1,237,596
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                             7,833,510
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                          1,237,596

                         10.      SHARED DISPOSITIVE POWER                                                        7,833,510

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             9,071,106

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            3.9%

14.      TYPE OF REPORTING PERSON                                                                                        IN

*        Excludes 950 shares of Class A Common Stock held by a member of David
         M. Dolan's household and 56,246,790 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto. David M. Dolan disclaims beneficial ownership of these shares of Class A Common Stock and Class B Common Stock and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                        Paul J. Dolan, as a Trustee of the
                                                                                         Dolan Descendants Trust, the Dolan
                                                                                      Grandchildren Trust, the Dolan Spouse
                                                                                        Trust, the Dolan Progeny Trust, the
                                                                                        D.C. Kathleen Trust, the D.C. James
                                                                                     Trust, the CFD Trust No. 1 and the CFD
                                                                                     Trust No. 6, and as Trustee of the CFD
                                                                                                                  Trust #10

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES            7.      SOLE VOTING POWER                                                               461,006
  BENEFICIALLY
  OWNED BY EACH             8.      SHARED VOTING POWER                                                          15,728,115
REPORTING PERSON
      WITH                  9.      SOLE DISPOSITIVE POWER                                                          461,006

                           10.      SHARED DISPOSITIVE POWER                                                     15,728,115

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            16,189,121

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            6.7%

14.      TYPE OF REPORTING PERSON                                                                                        IN

* Excludes the 47,964,620 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.         NAME OF REPORTING PERSON                                                   Matthew J. Dolan, as a Trustee of the
                                                                                       D.C. Marianne Trust, the D.C. Thomas
                                                                                     Trust, the CFD Trust No. 3 and the CFD
                                                                                                                Trust No. 5

                                                                                                             Not applicable

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                   3,850
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                             7,622,045
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                              3,850

                         10.      SHARED DISPOSITIVE POWER                                                        7,622,045

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             7,625,895

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            3.3%

14.      TYPE OF REPORTING PERSON                                                                                        IN

* Excludes 56,465,772 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                        Mary S. Dolan, as a Trustee of the
                                                                                       D.C. Deborah Trust, the D.C. Patrick
                                                                                         Trust, the CFD Trust No. 2 and the
                                                                                                            CFD Trust No. 4

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                         Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        U.S.A.

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                   6,750
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                             7,626,736
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                              6,750

                         10.      SHARED DISPOSITIVE POWER                                                        7,626,736

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             7,633,486

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            3.3%

14.      TYPE OF REPORTING PERSON                                                                                        IN

*Excludes 56,516,827 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                                          Dolan Family LLC


         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                             11-3519521

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [X]
                                                                                                                    (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 -- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      Delaware

NUMBER OF SHARES          7.      SOLE VOTING POWER                                                                       0
  BENEFICIALLY
  OWNED BY EACH           8.      SHARED VOTING POWER                                                                     0
REPORTING PERSON
      WITH                9.      SOLE DISPOSITIVE POWER                                                                  0

                         10.      SHARED DISPOSITIVE POWER                                                        7,977,325

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             7,977,325

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            3.4%

14.      TYPE OF REPORTING PERSON                                                                                        OO

* Excludes 55,759,489 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Reporting Person disclaims beneficial ownership.

                        Amendment No. 15 to Schedule 13D

         This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"); Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust and the Dolan Progeny Trust (collectively, the "Family Trusts"), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber, Deborah A. Dolan-Sweeney, Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust No. 10; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware (the "Reporting Persons"). The Reporting Persons report on Schedule 13D as members of a group (the "Group Members").

         The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, and Amendment No. 14 filed on December 29, 2005 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 15.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The disclosure in Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereto:

         On February 3, 2006, Thomas C. Dolan exercised options to acquire 77,636 shares of Class A Common Stock, using $555,576.51 received the same day upon the cash exercise of Stock Appreciation Rights and 27,133 of the shares acquired in the option exercise to pay the exercise price and taxes.

         On April 11, 2006, Deborah A. Dolan-Sweeney's spouse exercised options to acquire 6,062 shares of Class A Common Stock, using $78,948.82 received the same day upon the cash exercise of Stock Appreciation Rights and 306 of the shares acquired in the option exercise to pay the exercise price and taxes.

         On April 11, 2006, Patrick F. Dolan exercised options to acquire 39,886 shares of Class A Common Stock, using $451,503.71 received the same day upon exercise of Stock Appreciation Rights and $123,097.85 of personal funds to pay the exercise price and taxes.

         On April 12, 2006, Charles F. Dolan converted 338,450 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and disposed of such shares through multiple gifts to different recipients, including David M. Dolan, Mary S. Dolan, Matthew J. Dolan, Patrick F. Dolan and Paul J. Dolan.

         On April 18, 2006, James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney, as beneficiaries of the

         Family Trusts, acted unanimously and exercised a power of appointment to appoint a part of the trust estate of such Family Trusts to various recipients. On that date, Kathleen M. Dolan and Paul J. Dolan, as Trustees of the Family Trusts, converted an aggregate of 85,000 shares of Class B Common Stock and transferred such shares to different recipients, including Lawrence J. Dolan and CFD Trust No. 10.

         On April 18, 2006, Kathleen M. Dolan and Paul J. Dolan, as trustees of CFD Trust Nos. 1 and 6, Kathleen M. Dolan and Mary S. Dolan, as trustees of CFD Trust Nos. 2 and 4, Kathleen M. Dolan and Matthew J. Dolan, as trustees of CFD Trust Nos. 3 and 5, and Lawrence J. Dolan and David M. Dolan, as trustees of the 2001 Trust (such Trusts collectively the "Redeeming Trusts"), redeemed interests held by each Redeeming Trust in two certain exchange funds (except that CFD Trust Nos. 5 and 6 redeemed interests in only one such fund) and received in exchange a number of shares of Class A Common Stock as specified in Item 5(c).

         On May 18, 2006, Marianne Dolan Weber received a compensatory grant from the Issuer of 2,011 restricted stock units of Class A Common Stock and options to acquire 4,000 shares of Class A Common Stock.

         On June 5, 2006, Charles F. Dolan received compensatory grants from the Issuer of 88,000 restricted shares of Class A Common Stock and options to acquire 264,000 shares of Class A Common Stock.

         On June 5, 2006, James L. Dolan received compensatory grants from the Issuer of 88,000 restricted shares of Class A Common Stock and options to acquire 264,000 shares of Class A Common Stock and his spouse received a compensatory grant from the Issuer of 4,800 restricted shares of Class A Common Stock.

         On June 5, 2006, Patrick F. Dolan received a compensatory grant from the Issuer of 5,900 restricted shares of Class A Common Stock.

         On June 5, 2006, the spouse of Deborah A. Dolan-Sweeney received a compensatory grant from the Issuer of 5,900 shares of Class A Common Stock.

         On August 3, 2006, upon termination of the 2004 GRAT in accordance with its original terms, the 3,732,146 shares of Class B Common Stock held by the 2004 GRAT were distributed to its beneficiaries as follows:
         791,318 shares of Class B Common Stock to Charles F. Dolan, individually, and 2,940,828 shares of Class B Common Stock to the 2001 Trust.

         See Item 5(c).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

         "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 70,038,233 shares of Class A Common Stock as a result of their beneficial ownership of (i) 6,301,419 shares of Class A Common Stock (including 1,487,487 shares of restricted stock, 3,563 restricted stock units and options to purchase 655,342 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.2% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of

         Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

         Charles F. Dolan may be deemed to beneficially own an aggregate of 27,746,534 shares of Class A Common Stock, including (i) 2,005,475 shares of Class A Common Stock (including 458,000 shares of restricted stock), (ii) options to purchase 349,200 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and
         (iii) 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 816,125 shares of Class A Common Stock (including 458,000 shares of restricted stock and options to purchase 349,200 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, and 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

         Helen A. Dolan may be deemed to beneficially own an aggregate of 27,746,534 shares of Class A Common Stock, including (i) 2,005,475 shares of Class A Common Stock (including 458,000 shares of restricted stock), (ii) options to purchase 349,200 shares of Class A Common Stock that are exercisable within 60 days of the date of this report and
         (iii) 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.0% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 816,125 shares of Class A Common Stock (including 458,000 shares of restricted stock and options to purchase 349,200 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, and 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally. She disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

         James L. Dolan may be deemed to beneficially own an aggregate of 1,101,167 shares of Class A Common Stock, including (i) 849,834 shares of Class A Common Stock (including 843,294 shares of restricted stock) and (ii) options to purchase 251,333 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,077,188 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally, 823,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child and options to purchase 246,666 shares of Class A Common Stock that are exercisable within 60 days of this report, owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 23,979 shares of Class A Common Stock (including 19,312 shares of restricted stock and options to purchase 4,667 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by his spouse. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, and 23,979 shares of Class A Common Stock (including 19,312 shares of restricted stock and options to purchase 4,667 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

         Thomas C. Dolan may be deemed to beneficially own an aggregate of 159,621 shares of Class A Common Stock (including 87,422 shares of restricted stock). This aggregate amount represents approximately 0.07% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 159,621 shares of Class A Common Stock (including 72,199 shares of Class A Common Stock and 87,422 shares of restricted stock).

         Patrick F. Dolan may be deemed to beneficially own an aggregate of 117,041 shares of Class A Common Stock, including (i) 58,563 shares of Class A Common Stock (including 34,234 shares of restricted stock) and
         (ii) options to purchase 24,244 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 115,813 shares of Class A Common Stock (including 57,335 shares of Class A Common Stock owned of record personally, 34,234 shares of restricted stock and options to purchase 24,244 shares of Class A Common Stock that are exercisable within 60 days of the date of this report), and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,228 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the "Mucci Trust") for which he serves as co-trustee. He disclaims beneficial ownership of the securities held by the Mucci Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

         Kathleen M. Dolan may be deemed to beneficially own an aggregate of 31,187,519 shares of Class A Common Stock, including (i) 1,091,299 shares of Class A Common Stock and (ii) 30,096,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally and an aggregate of 242,508 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust and the Tara Dolan 1989 Trust, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 -6 and 29,853,712 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust and the CFD Trusts Nos. 1 - 6. She disclaims beneficial ownership of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 -- 6 and 30,096,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC

         Marianne Trust, the DC Deborah Trust, the CFD Trusts Nos. 1 - 6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

         Marianne Dolan Weber may be deemed to beneficially own an aggregate of 17,944 shares of Class A Common Stock, including (i) 9,944 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally and 3,563 restricted stock units) and (ii) options to purchase 8,000 shares of Class A Common Stock that are exercisable within 60 days of this report. This aggregate amount represents approximately 0.008% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 17,944 shares of Class A Common Stock owned of record personally (including 6,381 shares of Class A Common Stock owned of record personally, 3,563 restricted stock units and options to purchase 8,000 shares of Class A Common Stock that are exercisable within 60 days of this report).

         Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 102,429 shares of Class A Common Stock, including (i) 79,864 shares of Class A Common Stock (including 64,537 shares of restricted stock) and (ii) options to purchase 22,565 shares of Class A Common Stock that are exercisable within 60 days of the date of this report. This aggregate amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 96,048 shares of Class A Common Stock (including 64,537 shares of restricted stock and options to purchase 22,565 shares of Class A Common Stock that are exercisable within 60 days of the date of this report) owned of record by her spouse. She disclaims beneficial ownership of the 96,048 shares of Class A Common Stock (including 64,537 shares of restricted stock and options to purchase 22,565 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

         Lawrence J. Dolan may be deemed to beneficially own an aggregate of 7,834,110 shares of Class A Common Stock, including (i) 344,086 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,834,110 shares of Class A Common Stock, including 25,000 shares of Class A Common Stock owned jointly with his spouse, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

         David M. Dolan may be deemed to beneficially own an aggregate of 9,071,106 shares of Class A Common Stock, including (i) 1,581,082 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,237,596 shares of Class A Common Stock, including 40,773 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,833,510 shares of Class A Common Stock, including 3,900 shares of Class A Common Stock owned jointly with his spouse, 20,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 500 shares of Class A Common Stock held by his spouse as custodian for a member of his household, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 20,000 shares of Class A Common Stock owned of record by the Ann
         H. Dolan Revocable Trust, 500 shares of Class A Common Stock held by his spouse as custodian for a member of his household, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

         Paul J. Dolan may be deemed to beneficially own an aggregate of 16,189,121 shares of Class A Common Stock, including (i) 416,927 shares of Class A Common Stock, and (ii) 15,772,194 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 461,006 shares of Class A Common Stock, including 12,236 shares of Class A Common Stock held as custodian for minor children, 39,259 shares of Class A Common Stock owned of record by the CFD Trust No. 10, and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust No. 10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 14,429 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6. He disclaims beneficial ownership of the 12,236 shares of Class A Common Stock held as custodian for minor children, the 39,259 shares of Class A Common Stock and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

         Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,625,895 shares of Class A Common Stock, including (i) 354,853 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3 % of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the current sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,850 shares of Class A Common Stock, including 2,400 shares of Class A Common Stock owned of record personally and 1,450 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,622,045 shares of Class A Common Stock, including an aggregate of 351,003 shares of Class A Common stock owned of record by the CFD Trust Nos. 3 and 5 and 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5. He disclaims beneficial ownership of 1,450 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 3 and 5 and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

         Mary S. Dolan may be deemed to beneficially own an aggregate of 7,633,486 shares of Class A Common Stock, including (i) 413,499 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the current sole power to vote or direct the vote and to dispose of or direct the disposition of 6,750 shares of Class A Common Stock held as custodian for minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,626,736 shares of Class A Common Stock, including 23,837 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah Trust, DC Patrick Trust, and CFD Trust Nos. 2 and 4. She disclaims beneficial ownership of 6,750 shares of Class A Common Stock held as custodian for minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust, the DC Patrick Trust, and CFD Trust Nos. 2 and 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

         (c) Since the most recent Amendment to the Schedule 13D filed on December 29, 2005, the following transactions in the Issuer's Securities have been effected by Group Members:

         On February 3, 2006, Thomas C. Dolan exercised 30,000 options with an exercise price of $6.0703, 17,863 options with an exercise price of $1.7712 and 29,773 options with an exercise price of $6.0703. Pursuant to such option exercise, he acquired an aggregate of 77,636 shares of Class A Common Stock, 27,133 shares of which, valued at the closing price on February 3, 2006 of $25.12 per share of Class A Common Stock, were withheld to pay a portion of the exercise price and taxes. On the same date, he exercised for cash an aggregate of 47,863 Stock Appreciation Rights, valued at the closing price on February 3, 2006 of $25.12 per share of Class A Common Stock.

         On April 11, 2006, Deborah A. Dolan-Sweeney's spouse exercised 2,262 options with an exercise price of $3.0763 and 3,800 options with an exercise price of $10.5432. Pursuant to such option exercise, he acquired an aggregate of 6,062 shares of Class A Common Stock, 306 shares of which, valued at the closing price on April 11, 2006 of $27.43 per share of Class A Common Stock, were withheld to pay taxes. On the same date, he exercised for cash an equal number of Stock Appreciation Rights, valued at the closing price on April 11, 2006 of $27.43 per share of Class A Common Stock.

         On April 11, 2006, Patrick F. Dolan exercised 14,866 options with an exercise price of $3.0763 and 25,000 options with an exercise price of $10.5432 to purchase 39,886 shares of Class A Common Stock. On the same date, he exercised for cash an equal number of Stock Appreciation Rights, valued at the closing price on April 11, 2006 of $27.43 per share of Class A Common Stock.

         On April 12, 2006, Charles F. Dolan converted 338,450 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and disposed of such shares through multiple gifts to different recipients, including David M. Dolan, Mary S. Dolan, Matthew J. Dolan, Patrick F. Dolan and Paul J. Dolan.

         On April 12, 2006, David M. Dolan and his spouse received as tenants-in-common 1,900 shares of Class A Common Stock, his spouse received 500 shares of Class A Common Stock as custodian for a minor child and another member of his household received 950 shares of Class A Common Stock, all as gifts from Charles F. Dolan.

         On April 12, 2006, Mary S. Dolan and her spouse received as tenants-in-common 1,900 shares of Class A Common Stock and she received an aggregate of 4,750 shares of Class A Common Stock as custodian for minor children, all as gifts from Charles F. Dolan.

         On April 12, 2006, Matthew J. Dolan personally received 950 shares of Class A Common Stock and 950 shares of Class A Common Stock as custodian for a minor child, all as gifts from Charles F. Dolan.

         On April 12, 2006, Patrick Dolan and his spouse, as trustees of the Mucci Trust, received 500 shares of Class A Common Stock as a gift from Charles F. Dolan.

         On April 12, 2006, Paul J. Dolan and his spouse received as tenants-in-common 1,900 shares of Class A Common Stock and he received an aggregate of 1,900 shares of Class A Common Stock, all as gifts from Charles F. Dolan.

         On April 18, 2006, James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney, as beneficiaries of the Family Trusts, acted unanimously and exercised a power of appointment to appoint a part of the trust estate of such Family Trusts to various recipients. On that date, Kathleen M. Dolan and Paul J. Dolan, as Trustees of the Family Trusts, converted an aggregate of 85,000 shares of Class B Common Stock and transferred such shares to different recipients, including Lawrence J. Dolan and CFD Trust No. 10.

         On April 18, 2006, Lawrence J. Dolan and his spouse received as tenants-in-common 25,000 shares of Class A Common Stock as a gift from the Family Trusts.

         On April 18, 2006, Paul J. Dolan, as Trustee of CFD Trust No. 10, received 25,000 shares of Class A Common Stock as a gift from the Family Trusts.

         On April 18, 2006, the Redeeming Trusts redeemed interests held by the Redeeming Trusts in two certain exchange funds (except that CFD Trust Nos. 5 and 6 redeemed shares held by only one such fund). Based on the closing price on April 18, 2006 of $28.19 per share for Class A Common Stock, the Trusts received Class A Common Stock as follows:

                                                              Shares of Class A
         Trust                                            Common Stock Received
         Kathleen M. Dolan and Paul J. Dolan
         as Trustees of CFD Trust No. 1                          191,456

         Kathleen M. Dolan and Mary S. Dolan
         as Trustees of CFDTrust No. 2                           191,456

         Kathleen M. Dolan and Matthew J. Dolan
         as Trustees of CFD Trust No. 3                          191,456

         Kathleen M. Dolan and Mary S. Dolan
         as Trustees of CFD Trust No. 4                          191,456

         Kathleen M. Dolan and Matthew J. Dolan
         as Trustees of CFD Trust No. 5                          159,547

         Kathleen M. Dolan and Paul J. Dolan
         as Trustees of CFD Trust No. 6                          159,547

         Lawrence Dolan and David M. Dolan as
         Trustees of the 2001 Family Trust                       319,086

         On May 18, 2006, Marianne Dolan Weber received a compensatory grant from the Issuer of 2,011 restricted stock units of Class A Common Stock and options to acquire 4,000 shares of Class A Common Stock.

         On May 19, 2006, Paul J. Dolan, as the sole trustee of the CFD Trust No. 10, sold a total of 26,912 shares of Class A Common Stock in broker's transactions at the following sale prices: 200 shares at $19.68 per share; 1,900 shares at $19.69 per share; 1,200 shares at $19.70 per share; 1,600 shares at $19.73 per share; 2,500 shares at $19.75 per share; 1,800 shares at $19.76 per share; 7,400 shares at $19.77 per share; 400 shares at $19.78 per share; 1,800 shares at $19.79 per share; 3,500 shares at $19.80 per share; 1,912 shares at $19.81 per share; 1,300 shares at $19.82 per share; and 1,400 shares at $19.83 per share. Paul J. Dolan has sole voting and dispositive power over the shares held in the CFD Trust No. 10. He disclaims beneficial ownership of the securities owned of record by the CFD Trust No. 10 and this report shall not be deemed to be an admission that he is the owner of such securities.

         On June 5, 2006, Charles F. Dolan received compensatory grants from the Issuer of 88,000 restricted shares of Class A Common Stock and options to acquire 264,000 shares of Class A Common Stock.

         On June 5, 2006, James L. Dolan received compensatory grants from the Issuer of 88,000 restricted shares of Class A Common Stock and options to acquire 264,000 shares of Class A Common Stock.

         On June 5, 2006, the spouse of James L. Dolan received a compensatory grant from the Issuer of 4,800 restricted shares of Class A Common Stock.

         On June 5, 2006, Patrick F. Dolan received a compensatory grant from the Issuer of 5,900 restricted shares of Class A Common Stock.

         On June 5, 2006, the spouse of Deborah A. Dolan-Sweeney received a compensatory grant from the Issuer of 5,900 shares of Class A Common Stock.

         On June 13, 2006, Charles F. Dolan disposed of 1,000 shares of Class A Common Stock through a gift.

         On July 20, 2006, Charles F. Dolan disposed of 1,000 shares of Class A Common Stock through a gift.

         On August 3, 2006, Charles F. Dolan, as beneficiary of the 2004 GRAT, received 791,318 shares of Class B Common Stock as part of the 2004 GRAT's final distribution.

         On August 3, 2006, Lawrence J. Dolan and David M. Dolan, as Trustees of the 2001 Trust, received 2,940,828 shares of Class B Common Stock, representing part of the 2001 Trust's remainder interest in the 2004 GRAT.

ITEM 7   MATERIAL TO BE FILED AS AN EXHIBIT.

         The disclosure in Item 7 is hereby amended by restating Exhibit A to read in its entirety as Exhibit A attached hereto.

Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 11, 2006

                           CHARLES F. DOLAN, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust



                           By:                       *
                               ------------------------------------------------

                           HELEN A. DOLAN



                           By:                       *
                               ------------------------------------------------

                           JAMES L. DOLAN



                           By:               /s/ James L. Dolan
                               ------------------------------------------------

                           THOMAS C. DOLAN



                           By:              /s/ Thomas C. Dolan
                               ------------------------------------------------

                           PATRICK F. DOLAN



                           By:                       *
                               ------------------------------------------------

                           KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust



                           By:                       *
                               ------------------------------------------------

                           MARIANNE DOLAN WEBER



                           By:                       *
                               ------------------------------------------------

                           DEBORAH A. DOLAN-SWEENEY



                           By:                       *
                               ------------------------------------------------

                           LAWRENCE J. DOLAN, as a Trustee of the
                             Charles F. Dolan 2001 Family Trust



                           By:                       *
                               ------------------------------------------------

                           DAVID M. DOLAN, as a Trustee of the
                             Charles F. Dolan 2001 Family Trust



                           By:                       *
                               ------------------------------------------------

                           PAUL J. DOLAN, as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10



                           By:                       *
                               ------------------------------------------------

                           MATTHEW J. DOLAN, as a Trustee of the
                             D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the
                             CFD Trust No. 5



                           By:                       *
                               ------------------------------------------------

                           MARY S. DOLAN, as a Trustee of the
                             D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the
                             CFD Trust No. 4



                           By:                       *
                               ------------------------------------------------



* By:  /s/ Brian G. Sweeney
      ----------------------
       As Attorney-in-Fact